December 20, 2005

Mail Stop 4561

By U.S. Mail and Facsimile to (630) 753-4410

John V. Mulvaney
Principal Accounting Officer
Navistar Financial Corporation
425 N. Martingale Road
Schaumburg, Illinois 60173

Re:	Navistar Financial Corporation
	Form 10-K for Fiscal Year Ended October 31, 2004
      Filed February 15, 2005
	File No. 001-04146

Dear Mr. Mulvaney:

      We have reviewed your response filed with the Commission on November 21, 2005, and have the following additional comments. Where indicated, we think you should revise future filings beginning with your October 31, 2005 Form 10-K in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may also ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Summary of Accounting Policies
Revenue on Receivables, page 17

1. We note your response to comment 4 of our letter dated
September
27, 2005. In the interest of transparency, please revise future filings to disclose that the servicing income that you receive is just adequate to compensate you for your servicing responsibilities.

Finance Receivables, page 18

2. We note your response to comment 5 of our letter dated
September
27, 2005. Please quantify for us the dollar amount of finance receivables that were designated as held for sale as of October
31,
2004 but not separately reported on your balance sheet.

Sales of Receivables, page 17

3. We note your responses to comments 5 and 6 in our letter dated September 27, 2005. Based on the guidance in SOP 01-6, receivables may be classified as held for investment only if management has the intent and ability to hold receivables for the foreseeable future, or until maturity or payoff. Please tell us the timeframe you consider to be the "foreseeable future." For example, in your response to comment 6, you state that finance receivables are not originated with the intent to sell them "within a short period of time." Explain what you consider to be a short period of time and reconcile this to your concept of the foreseeable future.

4. On page 7, of your Form 10-K you disclose that your traditional funding sources have included sales of finance receivables, short and long-term bank borrowings, and medium and long-term debt. You further state that your current debt ratings have made sales of finance receivables the most economical source of funding. These disclosures support the activity in your Statement of Cash Flows which shows sales from finance receivables to be your most significant source of cash proceeds during each of the past three fiscal years. Please tell us how you have considered such historical experience in determining the appropriateness of classifying such loans as held for investment upon origination.

Note 2:  Restatement, page 20

5. We note your response to comment 8 of our letter dated
September
27, 2005. We are still unclear as to the nature of the lease transactions that resulted in the recognition of a residual value guarantee of $11.9 million. Please advise us as follows with respect to these transactions:

* More clearly explain each component of the transactions described in your response and its related accounting treatment.

* Tell us how you determined it was appropriate to remove the equipment from your balance sheet given your treatment of the lease-back as a capital lease.

* Tell us how you applied the guidance in paragraphs 21-22 of SFAS
13
to these transactions.

* Provide us with sample journal entries that illustrate each step in the transactions.

Note 6: Allowance for Loan Losses, page 24

6. We note your response to comment 10 of our letter dated
September
27, 2005. Please revise your future filings either in your footnotes or MD&A to provide discussion of the risk factors associated with each type of receivable category evaluated for valuation to provide investors a better understanding of the conditions you have considered in evaluating the adequacy of the allowance.

7. We note your response to comment 10 of our letter dated
September
27, 2005. Please revise your future filings to disclose the allocation of your allowance for losses to each pool of finance receivables. Consider providing this disclosure in a tabular presentation.

Note 12: Commitments and Contingencies, page 33

8. For the purpose of transparency to the reader, please revise future filings to briefly disclose your basis for not recognizing a liability for your guarantees of the outstanding debt of affiliates under FIN 45.

Note 14: Derivative Financial Instruments, page 35

9. We note your response to comment 13 of our letter dated
September
27, 2005. Please revise future filings to clearly describe your accounting policy for derivative instruments for which you apply hedge accounting, including their hedging designation and the methods used to assess effectiveness.







Note 15: Sales of Receivables, page 37

10. We note your disclosure in the last paragraph on page 37 that receivables are sold with limited recourse. Please revise to disclose how you account for all assets obtained and liabilities incurred in the sale of receivables. For example, it is not clear from your disclosure on page 38 whether you record a liability for your recourse obligations or whether you reduce the related retained interests. Refer to Questions 67 and 68 of the Q&A on SFAS 140 for additional guidance.

11. We note your response to comment 15 of our letter dated
September
27, 2005. Please revise future filings to clarify whether the limited recourse that you maintain on sold receivables is related to credit risk exposure or potential liability under representations and warranties made to purchasers. Disclose the amount of any recorded liability related to representations and warranties, if material.

*	*	*

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response indicating your intent to provide the requested disclosures in future filings. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3426 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Angela Connell
      Senior Accountant

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John V. Mulvaney
Navistar Financial Corporation
December 20, 2005
Page 1